UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HIGHLANDS REIT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
43110A 104
(CUSIP Number of Class of Securities)
Jessica Boehm
Senior Vice President, General Counsel and Secretary
1 South Dearborn Street, 20th Floor
Chicago, Illinois 60603
(312) 583-7990
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With copies to:
Ryan Ferris
David Freed
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
(312) 782-0600
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the offer by Highlands REIT, Inc., a Maryland corporation (the “Company”), to purchase up to 125,000,000 Shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price equal to $0.20 per Share (the “Purchase Price”), or approximately $25.0 million of Shares, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2026 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) and the related Important Instructions and Information, which, together with any amendments or supplements thereto, constitute the “Offer”, copies of which are attached to this Schedule TO. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Item 1.   Summary Term Sheet
The information set forth under Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information
(a)
The name of the issuer is Highlands REIT, Inc., a Maryland corporation. The address and telephone number of the Company’s principal executive offices are: 1 South Dearborn Street, 20th Floor, Chicago, Illinois 60603; (312) 583-7990.

(b)
This Schedule TO relates to the Common Stock of the Company, par value $0.01 per share, of which 722,651,178 were outstanding as of August 31, 2026.

(c)
There is no established market for trading the Shares.

Item 3.   Identity and Background of Filing Person
(a)
Highlands REIT, Inc. is the filing person and subject company. The Company’s address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference. The names of the directors and executive officers of the Company are as set forth in Section 14 — Certain Information About the Company of the Offer to Purchase, and such information is incorporated herein by reference. The business address and the business telephone number of each director and executive officer of the Company is c/o Highlands REIT, Inc., 1 South Dearborn Street, 20th Floor, Chicago, Illinois 60603; (312) 583-7990.

Item 4.   Terms of the Transaction
(a)
The information regarding the material terms of the transaction set forth in each of the following sections of the Offer to Purchase is incorporated herein by reference: Summary Term Sheet, Section 1 — Price; Number of Shares; Expiration Date; Proration, Section 2 — Procedures for Tendering Shares, Section 3 — Amount of Tenders, Section 4 — Withdrawal Rights, Section 5 — Purchase and Payment for Tendered Shares, Section 6 — Conditions of the Offer, Section 7 — Extension of the Offer; Termination; Amendment, Section 8 — Certain Effects of the Offer, Section 9 — Treatment of Fractional Shares, Section 13 — Source and Amount of Funds, Section 14 — Certain Information About the Company and Section 17 — Certain Federal Income Tax Consequences.

(b)
The Company has been advised that none of the Company’s directors, executive officers or affiliates intends to tender any Shares in the Offer.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(e)
The information set forth in Section 14 — Certain Information About the Company of the Offer to Purchase is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals
(a)
The information set forth in Summary Term Sheet and Section 8 — Certain Effects of the Offer of the Offer to Purchase is incorporated herein by reference.

(b)
The information set forth in Section 10 — Use of Securities Acquired of the Offer to Purchase is incorporated herein by reference.

(c)
The information set forth in Section 11 — Plans and Proposals of the Offer to Purchase is incorporated herein by reference.

Item 7.   Source and Amount of Fund or Other Consideration
(a), (b) and (d) The information set forth in Section 13 — Source and Amount of Funds of the Offer to Purchase is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company
(a) and (b) The information set forth in Section 14 — Certain Information About the Company of the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used
The information set forth under Summary Term Sheet and in Section 19 — Miscellaneous of the Offer to Purchase is incorporated herein by reference.
Item 10.   Financial Statements.
Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration offered by the Company to purchase the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.
Item 11.   Additional Information.
(a)(1)
The information set forth in Section 14 — Certain Information About the Company of the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2)
The information set forth in Section 16 — Certain Legal Matters; Regulatory Approvals of the Offer to Purchase is incorporated herein by reference.

(a)(3)
Not applicable.

(a)(4)
Not applicable.

(a)(5)
None.

(c)
The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12.   Exhibits.
The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 1, 2026	Highlands REIT, Inc.
	By:	/s/ Jessica Boehm Jessica Boehm Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX
(a)(1)(A)*	Offer to Purchase, dated September 1, 2026
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Important Instructions and Information, dated September 1, 2026
(a)(1)(D)*	Odd Lot Certification Form
(a)(1)(E)*	Form of Withdrawal Letter
(a)(1)(F)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 1, 2026
(a)(1)(G)*	Form of Letter to Clients, dated September 1, 2026
(a)(5)(A)*	Summary Advertisement in New York Times, dated September 1, 2026
(d)(1)	Highlands REIT, Inc. 2016 Incentive Award Plan (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q, as filed by the Company with the SEC on May 10, 2016)
(d)(2)	First Amendment to Highlands REIT, Inc. 2016 Incentive Award Plan, dated May 10, 2016 (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q, as filed by the Company with the SEC on May 10, 2016)
(d)(3)	Second Amendment to Highlands REIT, Inc. 2016 Incentive Award Plan, dated August 12, 2021 (incorporated by reference to Exhibit 4.3 to the Company’s Form S-8 Registration Statement, as filed by the Company with the SEC on August 12, 2021)
(d)(4)	Third Amendment to Highlands REIT, Inc. 2016 Incentive Award Plan, dated December 15, 2025 (incorporated by reference to Exhibit 4.4 to the Company’s Form S-8 Registration Statement, as filed by the Company with the SEC on December 18, 2025)
(d)(5)	Highlands REIT, Inc. Director Compensation Program (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-12G/A, as filed by the Company with the SEC on April 8, 2016)
(d)(6)	Highlands REIT, Inc. Retention Bonus Plan, dated August 9, 2016 (incorporated by reference to Exhibit 10.10 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 12, 2016)
(d)(7)	Amended and Restated Employment Agreement, dated April 25, 2025, by and between Highlands REIT, Inc. and Robert J. Lange (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2025)
(d)(8)	Separation and Consulting Agreement, dated as of April 24, 2025, by and between Highlands REIT, Inc. and Richard Vance (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2025)
(d)(9)	Executive Employment Agreement, dated April 12, 2023, by and between Highlands REIT, Inc. and Kimberly Karas (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 2023)
(d)(10)	Executive Employment Agreement, dated April 21, 2025, by and between Highlands REIT, Inc. and Jessica Boehm (incorporated by reference to Exhibit 10.14 to the Company’s Form 10-K, as filed by the Company with the SEC on March 11, 2026)
107*	Calculation of Filing Fee Table

*
Filed herewith.